Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-272447
(To Prospectus dated September 5, 2023,
Prospectus Supplement dated September 5, 2023 and

Product Supplement COMM SUN-1 dated September 5, 2023)

1,803,000 Units $10 principal amount per unit CUSIP No. 13607Y113	Pricing Date Settlement Date Maturity Date	November 16, 2023 November 22, 2023 December 23, 2024

Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract

▪         Maturity of approximately 13 months

▪         If the Market Measure is greater than or equal to 86.00% of the Starting Value, a return of 16.00%

▪         1-to-1 downside exposure to decreases in the Market Measure beyond a 14.00% decline, with up to 86.00% of your principal at risk

▪         All payments occur at maturity and are subject to the credit risk of Canadian Imperial Bank of Commerce

▪         No periodic interest payments

▪         In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

▪         Limited secondary market liquidity, with no exchange listing

▪         The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada, or any other jurisdiction

The notes are being issued by Canadian Imperial Bank of Commerce (“CIBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement COMM SUN-1.

The initial estimated value of the notes as of the pricing date is $9.657 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-11 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$ 10.00	$17,990,000.00
Underwriting discount(1)	$ 0.15	$ 230,450.00
Proceeds, before expenses, to CIBC	$ 9.85	$17,759,550.00

(1) The public offering price and the underwriting discount for an aggregate of 800,000 units purchased in combined transactions with the investor’s household in this offering of 300,000 units or more are $9.95 per unit and $0.10 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

November 16, 2023

Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract, due December 23, 2024

Summary

The Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract, due December 23, 2024 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada or any other jurisdiction or secured by collateral. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus). The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of CIBC. The notes provide you with a Step Up Payment if the Ending Value of the Market Measure, which is the official settlement price per barrel of West Texas Intermediate (“WTI”) light sweet crude oil traded on the New York Mercantile Exchange (the “NYMEX”), stated in U.S. dollars, for the contract scheduled for delivery in January 2025, as displayed on the Bloomberg page specified below (or any applicable successor page) (the “WTI Crude Oil Futures Contract”), is equal to or greater than the Threshold Value. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Market Measure, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Threshold Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging-related charge and certain service fee described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. This initial estimated value was determined based on our pricing models, and was based on our internal funding rate on the pricing date, market conditions and other relevant factors existing at that time, and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-11.

Terms of the Notes		Redemption Amount Determination
Issuer:	Canadian Imperial Bank of Commerce (“CIBC ”)

Notwithstanding anything to the contrary in the accompanying product supplement, the Redemption Amount will be determined as set forth in this term sheet. On the maturity date, you will receive a cash payment per unit determined as follows:

Principal Amount:	$10.00 per unit
Term:	Approximately 13 months
Market Measure:	The WTI Crude Oil Futures Contract scheduled for delivery in January 2025 (Bloomberg symbol “CLF5”)
Starting Value:	71.00
Ending Value:	The closing price of the Market Measure on the calculation day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described on page PS-23 of product supplement COMM SUN-1.
Step Up Payment:	$1.60 per unit, which represents a return of 16.00% over the principal amount.
Threshold Value:	61.06 (86.00% of the Starting Value)
Calculation Day:	December 16, 2024
Fees and Charges:	The underwriting discount of $0.15 per unit listed on the cover page and the hedging-related charge of $0.05 per unit described in “Structuring the Notes” on page TS-11.
Calculation Agent:	BofA Securities, Inc. (“BofAS”).

Market-Linked One Look Notes with Enhanced Buffer	TS-2

Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract, due December 23, 2024

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement COMM SUN-1 dated September 5, 2023: https://www.sec.gov/Archives/edgar/data/1045520/000110465923098244/tm2325339d6_424b5.htm

▪	Prospectus supplement dated September 5, 2023:

https://www.sec.gov/Archives/edgar/data/1045520/000110465923098166/tm2322483d94_424b5.htm

▪	Prospectus dated September 5, 2023: https://www.sec.gov/Archives/edgar/data/1045520/000110465923098163/tm2325339d10_424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement COMM SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to CIBC.

To the extent the determination of the Redemption Amount and other terms described in this term sheet are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the determination of the Redemption Amount and other terms described in this term sheet shall control.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪          You anticipate that the Ending Value will not be less than the Threshold Value.

▪          You accept that the return on the notes will be limited to the return represented by the Step Up Payment.

▪         You are willing to risk a substantial loss of principal if the Market Measure decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪         You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪         You are willing to forgo the rights and benefits of owning the Market Measure or the related commodity.

▪         You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪         You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪         You believe that the Market Measure will decrease from the Starting Value to an Ending Value that is below the Threshold Value or that it will increase by more than the return represented by the Step Up Payment.

▪         You seek an uncapped return on your investment.

▪         You seek 100% principal repayment or preservation of capital.

▪         You seek interest payments or other current income on your investment.

▪         You want to receive the rights and benefits of owning the Market Measure or the related commodity.

▪         You seek an investment for which there will be a liquid secondary market.

▪         You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Market-Linked One Look Notes with Enhanced Buffer	TS-3

Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract, due December 23, 2024

Hypothetical Payout Profile and Examples of Payments at Maturity

Market-Linked One Look Notes with Enhanced Buffer

This graph reflects the returns on the notes, based on the Threshold Value of 86.00% of the Starting Value and the Step Up Payment of $1.60 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Market Measure.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, a hypothetical Threshold Value of 86.00, the Step Up Payment of $1.60 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value and Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Market Measure, see “The Market Measure” section below. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.40	-86.00%
50.00	-50.00%	$6.40	-36.00%
80.00	-20.00%	$9.40	-6.00%
86.00(1)	-14.00%	$11.60(2)	16.00%
94.00	-6.00%	$11.60	16.00%
97.00	-3.00%	$11.60	16.00%
100.00(3)	0.00%	$11.60	16.00%
105.00	5.00%	$11.60	16.00%
110.00	10.00%	$11.60	16.00%
116.00	16.00%	$11.60	16.00%
140.00	40.00%	$11.60	16.00%
160.00	60.00%	$11.60	16.00%
200.00	100.00%	$11.60	16.00%

(1)	This is the hypothetical Threshold Value.

(2)	This amount represents the sum of the principal amount and the Step Up Payment of $1.60.

(3)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 71.00, which was the closing price of the Market Measure on the pricing date.

Market-Linked One Look Notes with Enhanced Buffer	TS-4

Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract, due December 23, 2024

Redemption Amount Calculation Examples

Example 1

The Ending Value is 50.00, or 50.00% of the Starting Value:

Starting Value:	100.00

Threshold Value:	86.00

Ending Value:	50.00

Redemption Amount per unit

Example 2

The Ending Value is 94.00, or 94.00% of the Starting Value:

Starting Value:	100.00

Threshold Value:	86.00

Ending Value:	94.00

Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Threshold Value.

Example 3

The Ending Value is 160.00, or 160.00% of the Starting Value:

Starting Value:	100.00

Threshold Value:	86.00

Ending Value:	160.00

In this example, even though the Ending Value is significantly greater than the Starting Value, your return on the notes will be limited to the return represented by the Step Up Payment.

Market-Linked One Look Notes with Enhanced Buffer	TS-5

Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract, due December 23, 2024

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement COMM SUN-1, page S-1 of the prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 86.00% of the principal amount.

▪	Your investment return is limited to the return represented by the Step Up Payment and may be less than a comparable investment directly in the Market Measure or the related commodity.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation- and Market-related Risks

▪	Our initial estimated value of the notes is lower than the public offering price of the notes. The public offering price of the notes exceeds our initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, all as further described in “Structuring the Notes” on page TS-11, are included in the public offering price of the notes.

▪	Our initial estimated value does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value is only an estimate, which was determined by reference to our internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, our internal funding rate on the pricing date and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the price of the Market Measure, our creditworthiness, interest rate movements and other relevant factors, which may impact the price at which MLPF&S, BofAS or any other party would be willing to buy notes from you in any secondary market transactions. Our estimated value does not represent a minimum price at which MLPF&S, BofAS or any other party would be willing to buy your notes in any secondary market (if any exists) at any time.

▪	Our initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate that was used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If we were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the pricing date, and could have an adverse effect on any secondary market prices of the notes.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades related to the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

▪	Ownership of the notes will not entitle you to any rights with respect to the Market Measure or the related commodity.

▪	The price of the Market Measure may change unpredictably, affecting the value of your notes in unforeseeable ways. Trading in commodities and futures contracts is speculative and can be extremely volatile. The Market Measure may decrease to zero or a negative price, which would adversely affect the value of your notes.

Market-Linked One Look Notes with Enhanced Buffer	TS-6

Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract, due December 23, 2024

▪	Suspensions or disruptions of trading in the Market Measure or the related commodity may adversely affect the value of the notes.

▪	Changes in the exchange methodology related to the Market Measure may adversely affect the value of the notes prior to maturity.

▪	Legal and regulatory changes could adversely affect the return on and value of your notes.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities.

Tax-related Risks

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-33 of product supplement COMM SUN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Material Income Tax Consequences—Canadian Taxation” in the prospectus as supplemented by the discussion under “Summary of Canadian Federal Income Tax Considerations” herein.

Additional Risk Factors

Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.

The notes are linked to the Market Measure, and not to a diverse basket of commodities or a broad-based commodity index. The price of the Market Measure may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the prices of a single commodities futures contract, they carry greater risk and may be more volatile than securities linked to the prices of a larger number of commodities or a broad-based commodity index. In addition, the prices of many individual commodities, including the Market Measure, have recently been highly volatile and there can be no assurance that the volatility will lessen.

The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the Market Measure.

The price movements in the Market Measure may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts for WTI crude oil that have more distant delivery dates than the Market Measure. The prices for these distant-delivery futures contracts may not increase to the same extent as the prices of the Market Measure, or may decrease to a greater extent, which may adversely affect the value of the notes.

Crude oil prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the market value of the notes.

Historically, oil prices have been highly volatile. They are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, public health, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, and Russia. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the Market Measure. Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably. If the volatility of the Market Measure increases or decreases, the market value of the notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain recent periods, implemented curtailments of output and trade. These efforts at supply curtailment, or the cessation of supply, could affect the value of the Market Measure. Additionally, the development of substitute products for oil could adversely affect the value of the Market Measure and the value of the notes.

Market-Linked One Look Notes with Enhanced Buffer	TS-7

Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract, due December 23, 2024

The Market Measure

All disclosures contained in this term sheet regarding the Market Measure have been derived from publicly available sources, which we have not independently verified. The information reflects the policies of, and is subject to change by, the NYMEX. The consequences of the NYMEX discontinuing publication or determination of the Market Measure are discussed in the section entitled “Description of the Notes—Discontinuance of a Market Measure” beginning on page PS-24 of product supplement COMM SUN-1. None of us, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Market Measure or any successor.

The Futures Market

An exchange-traded futures contract, such as the Market Measure, provides for the future purchase and sale of a specified type and quantity of a commodity, at a particular price and on a specific date. Futures contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date. Exchange-traded futures contracts are traded on organized exchanges such as the NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.

The WTI Crude Oil Futures Contract

Crude oil is used as a refined product primarily as transport fuel, industrial fuel and in-home heating fuel. The price of the Market Measure is based on the official settlement price per barrel of WTI light sweet crude oil traded on the NYMEX, stated in U.S. dollars, for the contract scheduled for delivery in January 2025, as displayed on the Bloomberg page “CLF5.”

A WTI light sweet crude oil futures contract traded on the NYMEX is an agreement to buy or sell 1,000 barrels of crude oil (as defined under the NYMEX’s rules) within a specified expiration month in the future at a price specified at the time of entering into the contract. At any given time, the NYMEX lists crude oil futures contracts with expiration months occurring in each month over the next ten years (and less frequently thereafter).

The NYMEX determines an official settlement price for NYMEX crude oil futures contracts on each trading day as of 2:30 p.m., New York City time. The daily settlement price of the nearest-to-expiration NYMEX crude oil futures contract is the volume-weighted average price of all trades in that contract that are executed between 2:28:00 and 2:30:00 p.m., New York City time. The daily settlement price of the next expiring NYMEX crude oil futures contract is the price implied from the volume-weighted average price of all trades executed in the spread between the nearest-to-expiration contract and the next expiring contract between 2:28:00 and 2:30:00 p.m., New York City time, using the daily settlement price of the nearest-to-expiration contract as the anchor price and adding to it the spread.

Market-Linked One Look Notes with Enhanced Buffer	TS-8

Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract, due December 23, 2024

The following graph shows the daily historical performance of the Market Measure in the period from January 1, 2018 through November 16, 2023. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing price of the Market Measure was $71.00.

Historical Performance of the Market Measure

This historical data on the Market Measure is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the price of the Market Measure during any period set forth above is not an indication that the price of the Market Measure is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices of the Market Measure.

Market-Linked One Look Notes with Enhanced Buffer	TS-9

Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract, due December 23, 2024

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will in turn purchase the notes from BofAS for resale, and it will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of the underwriting discount set forth on the cover of this term sheet.

We will pay a fee to a broker dealer in which an affiliate of BofAS has an ownership interest for providing certain services with respect to this offering, which will reduce the economic terms of the notes to you.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding CIBC or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Market-Linked One Look Notes with Enhanced Buffer	TS-10

Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract, due December 23, 2024

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Market Measure. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked notes is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This difference is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Market Measure and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors—Valuation- and Market-related Risks” beginning on page PS-8 of product supplement COMM SUN-1 and “Use of Proceeds” on page S-14 of prospectus supplement.

Summary of Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this term sheet and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which CIBC or any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of, loans or otherwise transfers the note is a “specified entity”, and is not a “specified entity” in respect of such a transferee, in each case, for purposes of the Hybrid Mismatch Proposals, as defined below (a “Non-Resident Holder”). Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Canadian Tax Act contained in the proposals to amend the Canadian Tax Act released by the Minister of Finance (Canada) on April 29, 2022 with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Proposals”). Investors should note that the Hybrid Mismatch Proposals are in consultation form, are highly complex, and there remains significant uncertainty as to their interpretation and application. There can be no assurance that the Hybrid Mismatch Proposals will be enacted in their current form, or at all.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

Market-Linked One Look Notes with Enhanced Buffer	TS-11

Market-Linked One Look Notes with Enhanced Buffer Linked to the WTI Crude Oil Futures Contract, due December 23, 2024

Summary of U.S. Federal Income Tax Consequences

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “U.S. Federal Income Tax Summary” in product supplement COMM SUN-1, which you should carefully review prior to investing in the notes.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year. Non-U.S. holders should consult the section entitled “U.S. Federal Income Tax Summary—Non-U.S. Holders” in product supplement COMM SUN-1.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying product supplement. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “U.S. Federal Income Tax Summary” of the product supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Validity of the Notes

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to CIBC, the issue and sale of the notes has been duly authorized by all necessary corporate action of CIBC in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of CIBC, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on CIBC and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated June 6, 2023, which has been filed as Exhibit 5.2 to CIBC’s Registration Statement on Form F-3 filed with the SEC on June 6, 2023.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this term sheet and the accompanying product supplement, prospectus supplement and prospectus, the notes will constitute valid and binding obligations of CIBC, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on CIBC and other sources as to certain factual matters, all as stated in the legal opinion dated June 6, 2023, which has been filed as Exhibit 5.1 to CIBC’s Registration Statement on Form F-3 filed with the SEC on June 6, 2023.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

Market-Linked One Look Notes with Enhanced Buffer	TS-12